NewAlliance Bancshares

Fourth Quarter and Year End 2009 Results

Disclaimer & Forward-Looking Statements

Statements in this document and presented orally at the conference, if any, concerning future results, performance, expectations or intentions are forward-looking statements. Actual results, performance or developments may differ materially from forward-looking statements as a result of known or unknown risks, uncertainties and other factors, including those identified from time to time in the Company's filings with the Securities and Exchange Commission, press releases and other communications. Actual results also may differ based on the Company's ability to successfully maintain and integrate customers from acquisitions.

The Company intends any forward-looking statements to be covered by the Litigation Reform Act of 1995 and is including this statement for purposes of said safe harbor provisions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this presentation. Except as required by applicable law or regulation, the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances that occur after the date as of which such statements are made.

The Company's capital strategy includes deployment of excess capital through acquisitions. The Company's results reported above reflect the impact of acquisitions completed within the periods reported. Past and future acquisitions are expected to continue to impact the Company's results in future periods.



4th Quarter Highlights

Continued revenue growth and improved loan quality drive increased earnings

- Operating Net Income of $12.1 million, or $0.12 per share, a 26% improvement over prior year.

- Revenue growth of 11% from a year ago driven by:

  - Strong Core Deposit growth, up 32.5% from 4Q 2008

  - Continued expansion of net interest margin

  - Loan originations up 56% from 4Q 2008

  - Core fee income up 5% from 4Q 2008

- Lower level of charge-offs drove reduced provision

- Strong capital position maintained



2009 Highlights

NewAlliance distanced itself from peers in organic revenue growth, earnings momentum and credit quality

◄ Grew deposit market share at 12.5%, surpassing regional and national competitors*

◄ EPS $0.47 per share - excluding one-time FDIC charge, EPS of $0.49, up 9%

◄ Robust revenue growth of 7% YoY from balanced sources:

    ◄ Core deposit growth of 32.5% YoY

    ◄ Loan originations up 15% YoY

◄ Maintained flat expenses (excluding FDIC special assessment and a one-time retirement payment) while investing in future growth

◄ Continued to outperform peers on credit quality

*FDIC data 6/08 to 6/09



Strong Business Momentum

Revenue





Quarterly Trend
- Net interest income before provision + 3.4% linked quarter
- Net interest income before provision + 12.0% vs prior year
- Core non-interest income + 5% vs prior year
- Core non-interest income - 5% vs. linked quarter due to lower Investment/Trust fees

Full Year
- 7% improvement in total revenue
- Net interest income + 7%
- Non-interest income + 6%

2009 Deposit Growth

Record Deposit Growth
- Total deposits over $5 billion.
- Deposits up 13% vs prior year
- Core deposits up 32% to $3.5 billion
- Loan to deposit ratio improved to 95%



Interest Expense Drivers

Cost of Deposits *

Down 92 Basis Points



Cost of Deposits
- Continue to reduce cost of deposits
- Down 92 basis points from end of year 2008
- Down 15 basis points from linked quarter

Cost of Borrowing *

Down 28 Basis Points



Cost of Borrowing
- Down 28 basis points from end of year 2009
- Down 5 basis points from linked quarter
- Continue to pay down higher rate FHLBB

* Rates represent month averages



Continued Expansion of NIM

Net Interest Margin

+23 bps

Chart: Net Interest Margin by quarter
- 12/08: 2.59%
- 03/09: 2.58%
- 06/09: 2.63%
- 09/09: 2.71%
- 12/09: 2.82%

Y-axis: 1.50%, 1.70%, 1.90%, 2.10%, 2.30%, 2.50%, 2.70%, 2.90%

Consecutive NIM Expansion
- 23 basis point expansion vs. prior year quarter
- 11 basis point expansion over linked quarter



Loan Originations / Portfolio

Quarterly Trend



4th Quarter Originations

- Loan originations totaled $338M for the quarter
- Up 56% vs. prior year quarter
- Linked quarter down due to seasonality

Full Year



Organic originations outpace 2008

- Loan originations totaled $1.5 B for the year
- Up 15% vs. prior year
- 1 billion originated in residential loans

NewAlliance Bancshares

Loan Balances



- Lower outstanding vs. prior year primarily attributable to run-off in purchased residential portfolio - $205MM
- Continued growth in commercial real estate portfolio



Aggressively Managed Credit Quality

Credit Quality Trends - NAL vs. Peers

Peer Delinquency Rates (30 day +)* September 30, 2009

◆	All National	7.13%
■	All CT	3.30%
—	All MA	2.29%
▲	NewAlliance	1.54%



NPL's/Total Loans



Credit Quality

- ⌃ Total delinquencies – 1.54%(at 12/31/09)
- ⌃ Delinquencies continue to track well below the state and national average

Non-Performing Loans

- ⌃ Slight increase of 4 bps linked quarter
- ⌃ Provision of $3.5 million for quarter
- ⌃ Reserve of $52.5 million (12/31/09)

NewAlliance Bancshares

Total Loan Portfolio
December 31, 2009

($ In Millions)	Dec. 31, 2009 Balance
Residential Mortgages	2,397
Commercial Real Estate	1,101
Consumer Loans	721
C & I	409
Commercial Construction	103
Residential Development	29
Asset Based Lending	2
Total Loans	**4,763**




Residential Mortgages • Commercial Real Estate • Consumer Loans • C & I
Commercial Construction • Residential Development • Asset Based Lending


NewAlliance Bancshares

Residential / Home Equity Portfolio
December 31, 2009

Residential Mortgage Portfolio $2.4 billion



6%
2%
2%
1%

89%

- Owner-Single-Family
- Owner-Multi-Family
- Second-Home
- Owner-Condo
- Non-Owner-Occupied

Percent of total loans:	50%
◄ Total delinquencies	1.96%
◄ Net credit losses	0.15%
◄ Updated FICO	748
◄ Updated LTV	59%

Home Equity Portfolio $706 million



48%

52%

- HELOAN
- HELOC

Percent of total loans:	15%
◄ Total delinquencies	0.69%
◄ Net credit losses	0.06%
◄ Updated FICO	748
◄ Updated CLTV	65%
◄ Line utilization	49%

Total CRE Portfolio
December 31, 2009



Total CRE Portfolio
Percent of total loans 26%

$1.2 billion

90%

8%

2%

- Permanent CRE
- Construction to Permanent
- Residential Development

Permanent CRE Portfolio **$1.1 billion**

15%   13%   12%   8%   11%   24%   17%

- Retail
- Office
- Industrial / Warehouse
- Mixed Use
- Apartments
- Medical
- All Others

◄ Total delinquencies   0.66%
◄ Non-performing loans   0.56%
◄ Net credit losses   0.25%

NewAlliance Bancshares





C&I Portfolio

December 31, 2009

Total C&I Portfolio $411 Million

4%
1%
3%
1%
59%
33%
C & I Term
SBA
CML Leases
Gov't Guar.Certif.
Cash Reserve Loans
Revolving

Percent of total loans	*9%*
Total delinquencies	**2.35%**
Net credit losses	**.87%**

CML By NAICS Code

	%		%		%
Manufacturing	17%	Condominium Associations	7%	Finance & Insurance	3%
Construction	13%	Professional, Scientific & Technical Srvcs	7%	Educational Services	2%
Wholesale Trade	8%	Health Care & Social Assistance	6%	Administrative, Support & Waste Mgmt	2%
Retail Trade	8%	Transportation & Warehouse	3%	Accommodation & Food Services	2%
Real Estate, rental & Leasing	8%	Arts, Entertainment & Recreation	3%	Other Services	10%

NewAlliance Bancshares

Residential Development Portfolio Snapshot
December 31, 2009

Total portfolio: **$29.3 million**

Percent of total loans: 0.62%

◀ Total delinquencies 8.41%

◀ Net credit losses 0.64%

◀ Total condo portfolio $11.5 million

◀ Total NPLs for condo portfolio $1.9 million





▪ SINGLE FAMILY RESIDENTIAL	▫ RESIDENTIAL SUBDIVISION
▪ LAND	▫ CONDO NON AGE RESTRICTED
▪ CONDO AGE RESTRICTED	▫ ALL OTHERS

Quarterly Net Charge-offs by Category
December 31, 2009

($'s in thousands)	Portfolio size	Q4 2009 Net Charge-offs	Q4 2009 %		Q3 2009 %	Q4 2008 %
Residential Mortgages	2,396,303	883	0.15		0.16	0.07
Consumer Loans	721,281	213	0.12		0.25	0.12
C&I	409,149	890	0.87		2.78	0.51
ABL	2,062	-	-		-	-
Commercial Real Estate (Permanent)	1,100,882	691	0.25		(0.05)	-
Commercial Construction	103,117	-	-		-	-
Residential Development	29,251	47	0.64		11.80	14.95
Total	**4,762,045**	**2,724**	**0.23**		**0.43**	**0.25**

Robust Capital

Tier 1 Risk Based Ratio



Tangible Capital Equity Ratio



Robust Capital Levels

- No participation in TARP
- Excellent ratios
- $2.6 billion investment portfolio

Poised to Grow

- Expanded lines of business to include Asset Based Lending
- Filed a shelf registration 10/27/09
- Focused M&A strategy

Closing Remarks

2009 characterized by healthy organic growth with an eye to future expansion

◀ Robust growth in core deposits and market share

◀ Significant reduction in deposit costs

◀ Material expansion of loan originations

◀ Flat expenses while funding investments in management team and Asset Based Lending

◀ Superior credit quality

◀ Consistent revenue and earnings growth

2010 Outlook

NewAlliance is well poised to continue growing revenue and earnings

- ◄ Customer and core deposit growth

- ◄ NIM expansion

- ◄ Moderate loan growth

- ◄ Moderate core fee income growth

- ◄ Expense control with targeted investments

- ◄ Cautious optimism regarding credit quality

Appendix



Quarterly Statement of Income

($'s in millions)	Q4 2009	Q3 2009	Q4 2008	vs. Q3 2009 $	%	vs. Q4 2008 $	%
Net Interest Income	53.5	51.8	47.8	1.7	3.3	5.7	11.9
Provision for Loan Loss	3.5	5.4	3.8	(1.9)	(35.2)	(0.3)	(7.9)
Non-Interest Income	13.2	16.4	12.3	(3.2)	(19.5)	0.9	7.3
Non-Interest Expense	45.2	42.2	41.6	3.0	7.1	3.6	8.7
Income Before Taxes	18.1	20.5	14.7	(2.4)	(11.7)	3.4	23.1
Net Income	**12.1**	**12.6**	**9.6**	**(0.5)**	**(4.0)**	**2.5**	**26.0**
Earnings Per Share	**0.12**	**0.13**	**0.10**	**(0.01)**	**(7.7)**	**0.02**	**20.0**

**Totals and percentages may differ slightly due to rounding.


NewAlliance Bancshares

Net Interest Margin

	4Q 09	3Q 09	4Q 08
Yield on Loans	5.21%	5.25%	5.63%
Yield on Investments	4.03%	4.10%	4.78%
Yield on Interest Earning Assets	4.77%	4.83%	5.35%
Cost of Deposits	1.57%	1.73%	2.57%
Cost of Borrowings	4.00%	4.08%	4.30%
Cost of Interest Bearing Liabilities	2.31%	2.49%	3.22%
Net Interest Margin	**2.82%**	**2.71%**	**2.59%**



Non-interest Income

($'s in thousands)	Q4 2009	Q3 2009	Q4 2008	vs. Q3 2009 $	%	vs. Q4 2008 $	%
Deposit service charge	7,176	7,270	6,788	(94)	(1.3)	388	5.7
Loan and servicing fees	321	322	(3)	(1)	(0.3)	324	na
Trust fees	1,571	1,569	1,367	2	0.1	204	14.9
Investment management brokerage and insurance	1,208	1,700	1,646	(492)	(28.9)	(438)	(26.6)
Bank owned life insurance	896	882	953	14	1.6	(57)	(6.0)
Net Security Gains	404	2,029	833	(1,625)	(80.1)	(429)	(51.5)
Mortgage origination activity & loan sale income	818	1,268	209	(450)	(35.5)	609	291.4
Other non-interest income	849	1,409	513	(560)	(39.7)	336	65.5
Total Non Interest Income	13,243	16,449	12,306	(3,206)	(19.5)	937	7.6
Total non-interest income ex sec. gains	12,839	14,420	11,473	(1,581)	(11.0)	1,366	11.9

**Totals and percentages may differ slightly due to rounding.



Non-interest Expense

($'s in thousands)	Q4 2009	Q3 2009	Q4 2008	vs. Q3 2009 $	vs. Q3 2009 %	vs. Q4 2008 $	vs. Q4 2008 %
Salaries and Benefits	24,365	22,443	22,710	1,922	8.6	1,655	7.3
Occupancy and equipment	5,977	5,706	6,047	271	4.7	(70)	(1.2)
Outside Services / Advertising	7,193	6,648	6,468	545	8.2	725	11.2
FDIC Insurance premium	1,761	1,880	177	(119)	(6.3)	1,584	894.9
Other	5,889	5,565	6,241	324	5.8	(352)	(5.6)
Total non-interest Expense	45,185	42,242	41,643	2,943	7.0	3,542	8.5

**Totals and percentages may differ slightly due to rounding.


NewAlliance Bancshares

Residential Mortgage FICO/LTV/Volume Matrix

December 31, 2009



◄ Majority of loans have both high FICO scores and low LTVs

◄ Only 1.75% of Mortgages are designated high risk ($41 million)

Residential Portfolio FICO Score Distribution

December 31, 2009



	< 600	600-619	620-639	640-659	660-679	680-699	700-719	720-739	740-759	760-779	780-799	> 800
BAL %	4.52%	0.91%	1.28%	2.48%	2.99%	4.61%	6.95%	8.85%	11.60%	16.61%	21.08%	18.12%
DEL	31.26%	3.77%	3.08%	455%	0.94%	0.52%	1.30%	0.73%	0.66%	0.63%	0.13%	0.09%

FICO scores updated quarterly

NewAlliance Bancshares

Delinquencies & Charge offs

($'s in millions)	Q4 2009	Q3 2009	Q4 2008	vs. Q3 2009 $	%	vs. Q4 2008 $	%
Total Delinquencies	**73.2**	69.7	60.8	3.5	5.0	12.4	20.4
(30 days +) as % of total loans	**1.54**	1.45	1.22		0.09		0.32
Non Performing Loans	**50.5**	49.1	38.3	1.4	2.9	12.2	31.9
(as % of total loans)	**1.06**	1.02	0.77		0.04		0.29
Net Charge Offs	**2.7** **23 bps**	5.2 43 bps	3.1 25 bps	(2.5)	(48.1)	(0.4)	(12.9)

**Totals and percentages may differ slightly due to rounding.



Provision For Loan Losses

($'s in millions)	Q4 2009	Q3 2009	Q4 2008	vs. Q3 2009 $	%	vs. Q4 2008 $	%
Provision for loan losses	$ 3.5	$ 5.4	$ 3.8	(1.9)	(35.2)	(0.3)	(7.9)
Reserves	$ 52.5	$ 51.7	$ 49.9	0.8	1.5	2.6	5.2
Reserves as % total loans	1.10	1.08	1.01		0.02		0.09


NewAlliance Bancshares

Investment Portfolio
December 31, 2009

Total Fixed Income Portfolio: $2.62 billion

Trust Preferred

◄ Book: $48.75 mm

◄ Market: $33.30 mm

Private MBS

◄ Book: $23.87 mm

◄ Market: $20.86 mm



- 93.85%
- 4.04%
- 0.37%
- 0.29%
- 0.16%
- 0.52%
- 0.77%

■	Treasury/Agency	■	AAA
■	AA	□	A
■	Less than A	□	Split Ratings
□	Not Rated		


NewAlliance Bancshares